SECURIT[...]SION

06009637

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-009698

RECEIVED JUL 31 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/05 AND ENDING 05/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BELLAMAH, NEUHAUSER & BARRETT, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

8730 Georgia Avenue, Suite 500
(No. and Street)

Silver Spring, MD 20901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony D. Pittman, Jr. (301) 562-7300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801 WASHINGTON, DC 20036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED AUG 08 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Tony D. Pittman, Jr., swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Bellamah, Neuhauser & Barrett, Inc., as of May 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

VP - OPERS.

Title

Notary Public

CITY/COUNTY Arlington
COMMONWEALTH STATE OF Virginia
SWORN TO & SUBSCRIBED BEFORE ME THIS 24th
DAY OF July 2006
WITNESS MY HAND AND OFFICIAL SEAL.
_____, Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION AND

INDEPENDENT AUDITORS' REPORT

MAY 31, 2006 AND 2005

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

We have audited the statement of financial condition of Bellamah, Neuhauser & Barrett, Inc., at May 31, 2006 and 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bellamah, Neuhauser & Barrett, Inc. at May 31, 2006 and 2005, in conformity with generally accepted accounting principles.

William Batdorf & Company, P.C.

July 29, 2006

BELLAMAH, NEUHAUSER & BARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

AT MAY 31,

		2006		2005
ASSETS				
Cash	$	93,276	$	106,425
Receivable from clearing organization		1,212,493		1,290,255
Securities owned		1,541,690		1,339,618
Deposit with clearing organization		100,000		100,000
Receivable from affiliate		1,676,694		1,680,106
Other assets		175,018		193,338
Total assets	$	4,799,171	$	4,709,742
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Securities sold, not yet purchased	$	-	$	-
Accounts payable and accrued expenses		159,940		176,898
Total liabilities		159,940		176,898
Stockholders' equity				
Common stock (50,950 shares issued, 24,142 shares outstanding)		75,000		75,000
Additional paid in capital		85,203		85,203
Retained earnings		7,865,943		7,759,556
Treasury stock (26,808 shares at cost)		(3,386,915)		(3,386,915)
Total stockholders' equity		4,639,231		4,532,844
Total liabilities and stockholders' equity	$	4,799,171	$	4,709,742

The accompanying notes are an integral part of this financial statement.

BELLAMAH, NEUHAUSER & BARRETT, INC.

NOTES TO FINANCIAL STATEMENTS

AT MAY 31, 2006 AND 2005

NOTE 1 - Organization and Net Capital

The Company is a registered securities broker/dealer under the Securities Exchange Act of 1934 and is subject to the net capital rule of the Securities and Exchange Commission. This rule requires that the firm's ratio of "aggregate indebtedness," as defined, to "net capital," as defined, not exceed 15 to 1. At May 31, 2006, the firm's ratio of aggregate indebtedness to net capital was 13% and net capital was $2,479,788 as compared to the required minimum net capital of $250,000.

NOTE 2 - Method of Accounting

The Company uses the accrual method of accounting. Security transactions are recorded on settlement date. Securities owned and sold, not yet purchased are shown at market value with any change in unrealized appreciation or depreciation included currently in income.

NOTE 3 - Cash and Cash Equivalents

The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2006 and 2005, all cash was on deposit in banks. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss

NOTE 4 - Fixed Assets

Fixed assets (furniture, equipment, and leasehold improvements) are included in other assets net of their original cost of $121,225 less accumulated depreciation and amortization of $111,745 at May 31, 2006 and $121,225 less accumulated depreciation and amortization of $101,538 at May 31, 2005. Depreciation is determined, primarily, by using the double declining balance method. Amortization is determined using the straight-line method.

NOTE 5 - Use of Estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

NOTE 6 - Lease Commitments and Rent Expense

The Company is leasing office space from an affiliate through May 31, 2007. The remaining lease commitment is $93,673 for the next twelve months which is the remaining life of the lease.

NOTE 7 - Other Assets

Other assets at May 31, 2006 includes unsecured receivables of $113,371 from related parties, a refundable deposit of $28,628 with the Internal Revenue Service, $17,519 other deposits, $9,480 net fixed assets and $6,020 accrued interest receivable.

Other assets at May 31, 2005 includes unsecured receivables of $118,460 from related parties, a refundable deposit of $28,628 with the Internal Revenue Service, $17,519 other deposits, $19,687 net fixed assets, $5,242 accrued interest receivable, $3,500 prepaid expenses and $302 miscellaneous receivables.

NOTE 8 - Marketable Securities

All marketable securities owned by the Company are held by its correspondent. Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	2006	2005
Marketable securities owned:		
State and municipal obligations	$ 342,264	$ 264,020
Corporate obligations	25,165	26,890
Corporate stocks, warrants and options	1,128,809	1,028,608
Total	$ 1,496,238	$ 1,319,518

NOTE 9 - Income Taxes

The Company has elected to be treated as an S Corporation for federal income tax purposes and therefore is not subject to federal income tax. Generally, a S Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

(Continued)

NOTE 10 - Profit Sharing Plan

The Company has a profit sharing plan, established on April 16, 1961. Employees meeting certain service requirements are eligible to participate and contributions by the Company are discretionary. The Company has not made or accrued a contribution for the year ended May 31, 2006. The Company has made a contribution of $58,539 for the year ended May 31, 2005.

NOTE 11 - Other Regulatory Requirements

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).

NOTE 12 - Receivable from Affiliate

The Company had a note receivable from a shareholder who owns and operates a commercial office building which the company uses for its operations. The balance due was $1,676,694 at May 31, 2006 and $1,680,106 at May 31, 2005.

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON THE INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bellamah, Neuhauser & Barrett, Inc.
Silver Spring, MD

In planning and performing our audit of the financial statements of Bellamah, Neuhauser & Barrett, Inc. for the year ended May 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bellamah, Neuhauser & Barrett, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by 17a-3.

3. Complying with the requirements for prompt payment for securities under section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an

internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are recorded in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

William Bathof & Company, P.L.

July 29, 2006